SNT CLEANING INC.
                                9012 - 100 Street
                            Westlock, Alberta, Canada
                                     T7P 2L4

January 26, 2009

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: Michelle Lacko and Amanda McManus

Re: SNT Cleaning Inc. (the "Company")
    Registration Statement on Form S-1
    Filed July 16, 2008
    File Number: 333-152356


Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 5:00 (Eastern Standard Time) on January 28, 2009 or as soon thereafter as is practicable.

In connection with the Company's request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges that:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

SNT Cleaning Inc.


/s/ Robert Denman
----------------------------------
Robert Denman
Chief Executive Officer,
Chief Financial Officer,
President, Secretary,
Treasurer and
Director Principal Executive Officer
and (Principal Accounting Officer)